Mail Stop 3561

								January 19, 2006

Anthony Tufariello
President
Morgan Stanley ABS Capital I Inc.
1585 Broadway
New York, NY 10036

      Re:	Morgan Stanley ABS Capital I Inc.
		Registration Statement on Form S-3
		Filed December 23, 2005
		File No. 333-130694

Dear Mr. Tuffariello:

	We have limited our review of your filing to those issues addressed by the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate.
2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
3. Please confirm that you have disclosed, or will disclose, all material legal proceedings information in a separate section pursuant to Item 1117 of Regulation AB.
4. Please confirm that no disclosure is required regarding affiliations among the transaction parties, pursuant to Item 1119 of
Regulation AB. Otherwise, please provide a separate section to disclose the affiliations.
5. We note that your base prospectus indicates that the trusts may include commercial loans, agency securities, and private mortgage-backed securities. However, your prospectus supplement does not contemplate an offering of securities backed by a pool of other securities or commercial loans. Please revise the prospectus supplement to include placeholders for these options.
6. Please direct us to the table showing loss and delinquency data for the assets being securitized. Also confirm that the assets underlying private mortgage backed securities will be reflected, as necessary, in this table.

Prospectus Supplement

Cover Page
7. Please revise the second paragraph on the left here and in the base prospectus, to ensure that they accurately reflect the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the "issuing entity." Please also revise the applicable language in the Risk Factors section on page S-32.

Summary, page S-7
8. Please revise the introductory paragraph to remove the inference that you have not included all material aspects of the transaction in the summary.
9. We note on pages 47 and 86 of the base prospectus that you contemplate including a pre-funding period. Please include bracketed language to disclose in the prospectus supplement the information required by Item 1103(a)(5)(i), (ii), (iv), (v), and (vi).




Base Prospectus

Private Mortgage-Backed Securities, page 43
10. We note that the Trust Fund may include Private Mortgage-
Backed
Securities, including mortgage pass-through certificates and collateralized mortgage obligations. Please clarify your intention regarding the registration of those underlying securities, if necessary. Refer to Rule 190(b) of the Securities Act.
11. Furthermore, we note your statement in the second paragraph that the PMBS Issuer may be an affiliate of the depositor. Please confirm that any registration of such securities will be in accordance with
Rule 190.

Use of Proceeds, page 47
12. We note your disclosure that you will use net proceeds from the sale of securities in part to pay the costs of structuring and issuing the securities. Please expand the disclosure in your prospectus supplement to disclose the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds.

Credit Enhancement, page 69
13. Please revise to specify what you mean by your references throughout this section to other methods of credit enhancement described in the prospectus supplement. For example, please specify what is meant by the last bullet points on pages 70, 71, and 73. Also, please specify what other methods of credit enhancements might be contemplated in the base prospectus, but are not disclosed at the bottom of page 69. Further, please revise or delete your reference on page 77 to other types of derivative products or arrangements to be described in the prospectus supplement. The base prospectus should specifically describe each form of credit enhancement that is reasonably contemplated to be used in an actual takedown.
14. Please provide a bracketed placeholder in the prospectus supplement if a credit enhancement provider might be liable or contingently liable to provide payments representing 10% or more the cash flow supporting any offered class.
15. Please confirm that you will file any enhancement or support agreements or agreements regarding derivative instruments as exhibits. Refer to Item 1114(a), Instruction 1, and Item 1115(a)(5).





Derivative Products, page 77
16. Please confirm that you will not include in the asset pool any derivative agreement that could be used to synthetically create a non-ABS product whose payment would be based primarily by reference to something other than the performance of the receivables or other financial assets in the asset pool.

Where you can find more information, page 165
17. Please update to correctly reflect the SEC`s new address: 100
F.
Street, NE, Washington, D.C., 20549.

* * * * *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact John Stickel at (202) 551-3324 or me at (202) 551-3755 if you have any questions.


								Sincerely,



								Max A. Webb
								Assistant Director


cc:	Via Facsimile (212) 839-5599
	Siegfried Knopf
	Sidley Austin Brown & Wood LLP
	787 Seventh Avenue
	New York, NY 10019
Morgan Stanley ABS Capital I Inc.
January 19, 2006
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